UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Explanatory Note

On June 30, 2026, Ellomay Capital Ltd. published an investors presentation (the “Presentation”). The Presentation is attached hereto as Exhibit 99.1.

Exhibit Index

This Report on Form 6-K of Ellomay Capital Ltd. includes the following document, which is attached hereto and incorporated by reference herein:

Exhibit 99.1	-	June 2026 Investors Presentation

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: June 30, 2026

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